April 6, 2007

Jennifer S. Meredith, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

Re: FundVantage Trust (File Nos. 333-141120 and 811-22027)

Dear Ms. Meredith:

We have the following comments on the registration statement of the FundVantage Trust ("Trust"), which was filed on March 7, 2007. The Fund consists of four series: MBIA High Yield Fund; MBIA Multi-Sector Inflation Protection Fund; MBIA Core Plus Fixed Income Fund; and MBIA Municipal Inflation Protection Fund ("Funds"). Each of the Funds will offer two classes of shares: Institutional Class shares and Retail Class shares. The registration statement was filed on Form N-1A to register the Series under the Investment Company Act of 1940 ("1940 Act") and their common shares under the Securities Act of 1933 ("1933 Act"). We have used the captions and page numbers from the registration statement above our comments to indicate the sections of the registration statement to which they relate. You should consider a comment made with respect to one section, however, to apply to similar disclosure elsewhere in the registration statement.

Prospectus

Front and Back Cover Pages

1. It would be helpful to investors if the term "MBIA" were explained where it is first used in the prospectus.

2. Please clarify whether the Funds' Statement of Additional Information will be made available free of charge on the Funds' Web site. If not, please disclose the reasons why it will not be. See Item (b)(1) of Form N-1A.

Investment Objective

1. The disclosure states that MBIA High Yield Fund "seeks high total return and current income." Since total return is composed of current income and capital appreciation, both realized and unrealized, this statement is confusing. Please revise the disclosure and include a definition of "total return."

2. Please state for each Fund that it is organized as an "open-end mutual fund" and whether it is "diversified" or "non-diversified."

Principal Investment Strategies

1. Please disclose, with respect to each of the Funds, whether they may satisfy the 80% requirement of Rule 35d-1 under the 1940 Act by investing in derivatives. Please also disclose specifically the extent to which each Fund expects to invest in derivatives.

2. Please provide, where appropriate in the prospectus, a definition of duration and an example showing how interest rate changes affect the values of the various Funds' assets at a given duration.

3. In the case of the Multi-Sector Inflation Protection Fund, the disclosure, on page 3, states that "*to gain exposure to* the real-estate and commodities markets the Fund *may* invest in derivative securities." Since the disclosure, including the "Investment Limitations" section of the Statement of Additional Information indicates that the Fund will invest in commodities entirely by means of derivatives and in real estate entirely by means of derivatives and REITs, please revise the disclosure to concisely state the Fund's investment strategy.

4. Please define the term "real return."

5. Please explain to us how REITs are an effective hedge against inflation. We note that there is published research to the contrary. See, e.g., Chatrath and Liang, "REITs and Inflation: A Long-Run Perspective," The Journal of Real Estate Research, 1998.

6. One of the strategies of the Municipal Inflation Protection Fund, mentioned on page 8, is "to invest in…, if available, municipal inflation-linked securities." Please disclose the percentage of Fund assets that the adviser expects to invest in inflation-protected municipal bonds (sometimes called "Muni CPIs"). If the adviser does not expect to invest primarily in inflation-protected munis, please inform us why the Fund's name is not misleading under Rule 35d-1.

7. The disclosure, on page 8, indicates that up to 25% of the securities of the Municipal Inflation Protection Fund will pay interest that "may be an item of tax preference for purposes of the alternative minimum tax (AMT)." Please describe, where appropriate, the effect on an investor of being subject to the AMT.

8. Also on page 8, please delete or revise the paragraph stating that the Municipal Inflation Protection Fund "intends to pursue certain tax-efficient strategies…" The "strategies" of "offsetting realized gains with realized losses [and] minimizing the sales of securities with large unrealized gains" are obvious and fundamental to investment company management. The Fund's stated intention to use swaps, options, and futures, which generally give rise to short-term capital gains, appears at odds with a strategy to "avoid qualifying for short-term capital gains." The last strategy - to minimize distributions "taxed as ordinary income and not qualified dividend income" – is not applicable to a municipal bond fund.

Principal Risks

1. In the case of the Multi-Sector Inflation Protection Fund, please disclose the risks of being "non-diversified."

2. Although the list of "Principal Risks" for every Fund includes "derivatives risk" and "leverage risk," the "Principal Investment Strategies" for the High Yield Fund and the Core Plus Fixed Income Fund do not describe the use of derivatives and leverage. Nor do the "Principal Risks" sections of these two Funds include the "bullet" stating that "the use of derivatives…may cause a Fund to experience higher losses…" that appears in these sections of the Multi-Sector Inflation Protection Fund and the Municipal Inflation Protection Fund. If the principal investment strategies of either Fund includes the use of derivatives and leverage please describe their use and disclose their risks in the prospectus summary.

3. For all of the Funds for which it is a principal investment strategy, please enhance this section's disclosure of the risks of investing in derivatives. For example, the inherent leveraging of derivatives accelerates and exaggerates any losses that would occur from a direct investment in the underlying assets. Derivative losses can be potentially unlimited. Derivative investments are both necessarily and contractually short-term -- generally less than a year. The resulting high rate of portfolio turnover will generate high transaction costs and short-term capital gains that are taxable at ordinary income rates. In general, the more a Fund invests in derivatives, the more volatile its investment performance will be.

4. Please disclose in this section that, to the extent a Fund invests in derivatives: its portfolio turnover will increase; increasing the taxable income realized by the Fund - including the Municipal Inflation Protection Fund; increasing the proportion of that income that is short-term capital gain taxable at ordinary income rates; and increasing the Fund's transaction costs.

Fees and Expenses

1. Because the adviser has reserved a right to recoup reimbursed expenses and fees in subsequent years, the investment adviser has not "agreed to waive" them. Please revise the disclosure to make clear that the "Expense Limitation" is a reduction of fees and expenses, rather than a "waiver."

2. Because the "Expense Limitation" is contractual, the contract should be filed as an exhibit to the registration statement. See Item 23(h) of Form N-1A.

3. Please list specifically and completely all of the "class-specific expenses" that are not subject to the "Expense Limitation."

4. Please disclose the wire redemption fees described on page 23 of the prospectus in footnotes to the fee tables.

5. The Multi-Sector Inflation Protection Fund apparently may make significant investments in REITs and all of the Funds may invest in exchange-traded funds and structured products whose issuers may be deemed to be investment companies. Please revise, as required, the Funds' fee tables to conform with Item 3(f)(i)-(vii) of Form N-1A, added by Release No. IC-27399, "Fund of Funds Investments" (June 20, 2006).

Additional Information on Investment Strategies and Risks, page 10

1. This section discloses for the first time that the Multi-Sector Inflation Protection Fund is "non-diversified." Please include, and describe, this risk in the summary risk disclosure.

2. Just as the term "real return" is defined on page 13, it would be helpful to investors to define the terms "relative value opportunities" and "relative value modeling," which appear on pages 10 and 13.

Other Investment Strategies and Policies, page 14

Please disclose the Funds' purposes for borrowing.

Principal Risk Information, page 14

As part of the "Leverage Risk" subsection, on page 16, please provide the following additional disclosure about the SEC staff's position with respect to the amount of liquid assets that must be segregated to cover certain kinds of open derivative contracts.

> With respect to forwards and futures contracts that are not contractually required to "cash-settle," a Fund must cover its open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market (net) obligations, if any (i.e., the Fund's daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full

notional value of such contracts. The Fund may modify its asset segregation policies in the future to comply with any changes in the asset coverage requirements articulated by the SEC and its staff.

Pricing of Shares, page 21

The disclosure states that "prices for fixed income securities normally are supplied by an independent pricing service." We suggest that the disclosure clarify the Trustees' role with respect to this process where appropriate in the registration statement. See the discussion in Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Frequent Purchases and Redemptions, page 22

The disclosure states, on page 23, that "the ability of the Funds and their agents to monitor trades that are placed through omnibus or other nominee accounts is limited in those instances in which the broker, retirement plan administrator, or fee-based program sponsor does not provide complete information to the Funds or their agents regarding underlying beneficial owners of Fund shares." Please modify this disclosure to reflect the requirements of Rule 22c-2 under the 1940 Act. See Release No. IC-26782; "Mutual Fund Redemption Fees" (May 23, 2005). As of April 16, 2007, the Funds will be required to enter into legal agreements with financial intermediaries that hold shares on behalf of other investors in "omnibus accounts." These agreements will require the intermediaries to provide the Funds access, upon request, to information about underlying shareholder transaction activity in these accounts.

Statement of Additional Information

Fixed Income Securities with Buy-Back Features, page 19

The disclosure on page 20 indicates that the Funds may invest in tender option bonds. Please inform us whether these transactions will be accounted for subject to FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Also, please provide representations that the Funds' financial statements, financial highlights, and other materials containing financial information, including, but not limited to, the prospectus fee table, will reflect the proper accounting treatment for these securities and that the Funds' independent accountants concur that the Funds' treatment is proper.

Disclosure of Portfolio Holdings, page 46

The disclosure states: "Fund may distribute or authorize the distribution of information about its holdings that is not publicly available… to a Fund's or an investment adviser's employees and affiliates that provide services to the Fund. The Fund may also distribute or authorize the distribution of information …to the Fund's service providers who require access to the information…[for various purposes]." Item 11(f)(2) of Form N-1A requires you to provide a complete list of all entities that receive non-public information on an ongoing basis. You need not expressly name an entity in response to this item, provided that it is named elsewhere in the registration statement.

Investment Limitations, page 47

1. The disclosure states that "if any percentage restriction on investment or utilization of assets is adhered to at the time an investment is made, a later change in percentage resulting from a change in the market values of a Fund or a Fund's assets or redemptions of shares will not be considered a violation of the limitation. Please modify this statement to indicate that the asset coverage requirement under Section 18(f)(1) of the 1940 Act with respect to borrowings is an ongoing one.

2. Please clarify that the policy on the diversification of the Funds' investments does not apply to the Multi-Sector Inflation Protection Fund.

Portfolio Managers, page 56

Please disclose whether the managers' compensation, described on page 57, is based (and, if so, how) on the value of the assets held by the Funds. (Instruction 2(b) to Item 15(a) of Form N-1A)

General

1. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

2. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the registration statement that is declared effective, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the

Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * *

We note that portions of the filing are incomplete. Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933 that is complete in all respects. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments.

If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

James E. O'Connor
Attorney/Advisor